August 18, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-4720

Attention:     Ms. Jessica Livingston
Division of Corporate Finance

Re:    Arrow Financial Corporation
    Registration Statement on Form S-3 filed August 6, 2021
    File No. 333-258552

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arrow Financial Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will be declared effective at 4:00 p.m. Eastern Time on August 23, 2021, or as soon as practicable thereafter.

If you have any questions with respect to the foregoing, please contact me at (518) 745-1000. Thank you very much.

                        Very truly yours,

                        ARROW FINANCIAL CORPORATION

                        By: /s/ Edward J. Campanella
    Senior Vice President, Treasurer and
Chief Financial Officer

cc:     Michele C. Kloeppel, Thompson Coburn LLP